EXHIBIT 3(ii)c

FIRST AMENDMENT TO
AMENDED AND RESTATED BYLAWS

The undersigned, being the Secretary of Earthstone Energy, Inc., a Delaware corporation (the “Company”), hereby certifies that the Company’s Amended and Restated Bylaws, dated February 26, 2010, were amended by a resolution of the Board of Directors of the Company (the “Board of Directors”), adopted on November 22, 2011, as follows:

1.           Article 2 of the Amended and Restated Bylaws is amended by adding a Section 2.13 which reads as follows:

2.13           Transfer Books Shall Not Be Closed.  The transfer books and records of the Company shall not be closed for any purpose.

Dated: November 22, 2011	By:	/s/ Ray Singleton
Ray Singleton
Secretary of Earthstone Energy, Inc.